EXHIBIT 99.1

Ecopetrol Receives Authorization to Begin Divestiture of its Shares in Interconexion Electrica S.A. (ISA)

1.	On August 15, 2014, the Board of Directors of Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) granted its approval for the commencement of the divestiture process for all or part of Ecopetrol's shares in Interconexion Electrica S.A. – ISA, corresponding to 58,925,480 shares, which is equivalent to 5.32% of the total outstanding shares of the company.

2.	The date on which the divestiture can take place has not been determined. The internal procedures for obtaining administrative and governmental authorizations as prescribed by law have begun.

3.	Since the shares are being divested by Ecopetrol, a public entity, to private interests, the divestiture process will be conducted pursuant to law 226 of 1995, and in compliance with article 60 of the Political Constitution relating to the privatization of state-owned shares.

Bogota, October 13, 2014

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Ecopetrol is the largest company in Colombia and is integrated into the oil chain; it is among the 50 major oil companies in the world and among the four main ones in Latin America. Besides Colombia - where it generates over 60% of the national production - it is present in exploration and production activities in Brazil, Peru & US (Gulf of Mexico). Ecopetrol owns the largest refinery in Colombia and most of the pipeline and multi-product pipeline network in the country, and is significantly increasing its participation in bio-fuels.

This report contains statements associated with the business perspectives, estimates for operational and financial outcomes and affirmations associated to Ecopetrol’s growth. All the above are projections, and as such are solely based on the expectations of its directors with respect to the future of the company and its ongoing access to capital to fund the company’s commercial plan. The realization of such estimates in the future depends on market conditions, regulations, competitiveness, performance of Colombia’s economy and industry, to mention a few; therefore, they are subject to changes without previous notice.

For further information, please contact:

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: + 571-234-4329

Fax: +571-234-4480

e-mail: mauricio.tellez@ecopetrol.com.co

Investor Relations Director

Alejandro Giraldo

Phone: +571-234-5190

e-mail: investors@ecopetrol.com.co